MARKET DIMENSIONS
A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY
issued by
Southland Life Insurance Company
and its
Southland Separate Account L1

Supplement dated May 5, 2004 to the Prospectus dated May 1, 2003

This supplement updates certain information contained in your May 1, 2003, prospectus. Please read it carefully and keep it with your prospectus for future reference.

NOTICE OF FUND SUBSTITUTIONS

Effective June 25, 2004, and pursuant to applicable regulatory approvals, Southland Life Insurance Company (the "Company") and the Southland Separate Account L1 (the "Variable Account") will replace certain funds in which sub-accounts of the Variable Account invest (the "Replaced Funds") with certain other funds (the "Substitute Funds"), as follows:

Replaced Funds	Substitute Funds
• Alger American Small Capitalization Portfolio (Class O Shares)	• ING JP Morgan Small Cap Equity Portfolio (Class I)
• Fidelity® VIP Index 500 Portfolio (Initial Class)	• ING Stock Index Portfolio (Class I)
• Janus Aspen Growth Portfolio (Service Shares)	• ING Van Kampen Equity Growth Portfolio (Class I)

Important Information about the Substitutions.
- Effective May 1, 2004, sub-accounts which invest in the Substitute Funds are added as available variable investment options through your policy.
- On June 25, 2004, the effective date of the substitutions, the sub-accounts which invest in the Replaced Funds will no longer be available through your policy.
- Prior to the effective date of the substitutions and for thirty days thereafter you may transfer amounts allocated to the sub-accounts which invest in the Replaced Funds to any other sub-account or the fixed account free of charge.
- Prior to the effective date of the substitutions and for thirty days thereafter any transfer from a sub-account which invests in a Replaced Fund to any other sub-account or the fixed account will not count as a transfer when imposing any applicable restriction or limit on transfers.
- On the effective date of the substitutions, amounts allocated to a sub-account which invests in a Replaced Fund will be automatically reallocated to the sub-account which invests in the corresponding Substitute Fund.
- You will not incur any fees or charges or any tax liability because of the substitutions, and your policy value immediately before the substitutions will equal your policy value immediately after the substitutions.
- The investment objective and policies of each Substitute Fund are substantially the same as the investment objective and policies of the corresponding Replaced Fund. The investment objective of each Substitute Fund is more fully described below and in each Substitute Fund's prospectus.
- The total expenses of each Substitute Fund are less than or equal to the total expenses of the corresponding Replaced Fund. The total expenses of each Substitute Fund are more fully described below and in each Substitute Fund's prospectus.
- A prospectus for each of the Substitute Funds accompanies this supplement. Read these prospectuses carefully before deciding what to do with amounts allocated to sub-accounts which invest in the Replaced Funds.
- Effective June 25, 2004, all references in your policy's prospectus to the name of a Replaced Fund will be replaced with the name of the corresponding Substitute Fund.

FUND MERGER AND ADDITIONS

ING VP Growth Opportunities Portfolio - Class I. On April 16, 2004, the ING VP Growth Opportunities Portfolio was closed to new investors and to new investments by existing investors. Effective April 17, 2004, the ING VP Growth Opportunities Portfolio merged into and became part of the ING VP MidCap Opportunities Portfolio - Class I. Because of this merger, your investment in the ING VP Growth Opportunities became an investment in the ING VP MidCap Opportunities Portfolio with an equal total net asset value. Because of the merger you have an opportunity to participate in a larger fund with similar investment objectives and strategies. More information about the ING VP MidCap Opportunities Portfolio - Class I is contained in the tables below.

There is and will be no further disclosure regarding the ING VP Growth Opportunities Portfolio in this supplement or any future prospectus of the policy.

ING Legg Mason Value Portfolio - Class I. Effective May 1. 2004, the ING Legg Mason Value Portfolio - Class I became an available variable investment option under the policy. More information about the ING Legg Mason Value Portfolio - Class I is contained in the tables below.

Fund Fees and Charges. The following information shows the investment advisory fees and other expenses charged annually by each of the Substitute Funds and the other new funds referenced above. The figures are a percentage of the average net assets of each fund as of December 31, 2003. See the prospectuses for the funds for more information concerning these expenses.

Fund Name	Management Fees	Distribution (12b-1) Fees	Other Expenses	Total Gross Annual Fund Expenses	Fees and Expenses Waived or Reimbursed	Total Net Annual Fund Expenses
ING JPMorgan Small Cap Equity Portfolio (Class I) [1, 2, 3, 4]	0.90%	--	--	0.90%	--	0.90%
ING Stock Index Portfolio (Class I) [1, 2, 5]	0.27%	--	0.01%	0.28%	--	0.28%
ING Van Kampen Equity Growth Portfolio (Class I) [1, 2, 3]	0.65%	--	0.02%	0.67%	--	0.67%
ING VP MidCap Opportunities Portfolio (Class I) [6, 7, 8]	0.75%	--	0.46%	1.21%	0.31%	0.90%
ING Legg Mason Value Portfolio (Class I) [9, 10, 11, 12]	0.81%	--	--	0.81%	--	0.81%

1   The table shows the estimated operating expenses for Class I Shares of each Portfolio as a ratio of expenses to average daily net assets. These estimates, unless otherwise noted, are based on each Portfolio's actual operating expenses for its most recently completed fiscal year, as adjusted for contractual changes, if any.

2   Through a "bundled fee" arrangement, Directed Services, Inc. (DSI), the Trust's manager, is paid a single fee for advisory, administrative, custodial, transfer agency, auditing and legal services necessary for the ordinary operation of the Portfolios. The Portfolios would bear any extraordinary expenses.

3   Because the Class I Shares of these Portfolios had not commenced operations prior to December 31, 2003, the Portfolio's fiscal year end, expenses are estimated based on the expenses of the Portfolio's Class S Shares for the most recently completed fiscal year.

4   A portion of the brokerage commissions that the Portfolio pays is used to reduce the Portfolio's expenses. Including this reduction the "Total Annual Fund Operating Expenses" for the year ended December 31, 2003 would have been 0.89%. This arrangement may be discontinued at any time.

5   Because the Portfolio is new, expenses, shown above, are estimated.

6   The above table shows the estimated operating expenses for Class I shares of each Portfolio as a ratio of expenses to average daily net assets. These estimates are based on the Portfolio's actual operating expenses for its most recently completed fiscal year, as adjusted for contractual changes, if any, and fee waivers to which the Portfolio's investment adviser has agreed for the Portfolio.

7   ING Funds Services, LLC receives an annual administration fee equal to 0.10% of average daily net assets which is included in Other Expenses in the above table. Estimated Other Expenses are based on the Portfolio's actual Other Expenses for its most recently completed fiscal year.

8   ING Investments, LLC, the investment adviser to the Portfolio, has entered into a written expense limitation agreement with the Portfolio under which it will limit expenses of the Portfolio, excluding interest, taxes, brokerage and extraordinary expenses, subject to possible recoupment by the adviser within three years. The amount of the Portfolio's expenses waived, reimbursed or recouped during the last fiscal year by the adviser is shown under Fees and Expenses Waived or Reimbursed in the above table. For the ING VP MidCap Opportunities Portfolio, the expense limits will continue through at least December 31, 2005. For further information regarding the expense limitation agreements, see the Fund's prospectus.

9   The table above shows the estimated operating expenses for Class I Shares of the Portfolio as a ratio of expenses to average daily net assets. These estimates, unless otherwise noted, are based on each Portfolio's actual operating expenses for its most recently completed fiscal year, as adjusted for contractual changes, if any.

10   Through a "bundled fee" arrangement, Directed Services, Inc. (DSI), the Trust's manager, is paid a single fee for advisory, administrative, custodial, transfer agency, auditing and legal services necessary for the ordinary operation of the Portfolio. The Portfolio would bear any extraordinary expenses.

11   Because the Class I Shares of the Portfolio had not commenced operations prior to December 31, 2003, the Portfolio's fiscal year end, expenses are estimated based on the expenses of the Portfolio's Class S Shares for the most recently completed fiscal year.

12   A portion of the brokerage commissions that the Portfolio pays is used to reduce the Portfolio's expenses. Including these reductions the "Total Annual Fund Operating Expenses" for the year ended December 31, 2003 would have been 0.80%. This arrangement may be discontinued at any time.

Fund Investment Advisers and Investment Objectives. The following information lists the investment advisers and subadvisers and information regarding the investment objectives of the Substitute Funds and the other new funds referenced above. More detailed information about these funds can be found in the current prospectus and Statement of Additional Information for each fund.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING JPMorgan Small Cap Equity Portfolio (Class I)	**Investment Adviser**: Directed Services, Inc. **Subadviser**: J. P. Morgan Investment Management Inc.	A *nondiversified* Portfolio that seeks capital growth over the long term.
ING Stock Index Portfolio (Class I)	**Investment Adviser**: Directed Services, Inc. **Subadviser**: Aeltus Investment Management, Inc.	Seeks total return.
ING Van Kampen Equity Growth Portfolio (Class I)	**Investment Adviser**: Directed Services, Inc. **Subadviser**: Van Kampen	Seeks long-term capital appreciation.
ING VP MidCap Opportunities Portfolio (Class I)	**Investment Adviser**: ING Investments, LLC **Subadviser**: Aeltus Investment Management, Inc.	Seeks long-term capital appreciation.
ING Legg Mason Value Portfolio (Class I)	**Investment Adviser**: Directed Services, Inc. **Subadviser**: Legg Mason Funds Management, Inc.	Seeks long-term growth of capital.